Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Income (loss) before income and mining tax and other items	$966	$506	$(3,606)	$3,114	$1,810
Adjustments:
Fixed charges excluding capitalized interest	344	379	320	272	267
Amortization of interest capitalized	8	19	74	19	31
Dividends from equity affiliates	5	—	—	26	24
Earnings (losses) available for fixed charges	$1,323	$904	$(3,212)	$3,431	$2,132
Fixed Charges:
Net interest expense (1)	$325	$361	$303	$249	$244
Portion of rental expense representative of interest	19	18	17	23	23
Fixed charges added to earnings	344	379	320	272	267
Capitalized interest	40	23	88	107	52
Total Fixed Charges	$384	$402	$408	$379	$319
Ratio of earnings to fixed charges (2)	3.4	2.2	—	9.1	6.7

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	Earnings for 2013 were inadequate to cover fixed charges by $3,620.